Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009 and Index Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 February 10, 2009

$ Semi-Annual Review Notes due March 1, 2011 Linked to the S&P 500® Index Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek early exit prior to maturity at a premium if the S&P 500® Index is at or above the applicable call level on any of the four semi-annual review dates. If the Notes are not called, investors are protected at maturity against up to a 10% decline of the Index on the final review date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the Notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the Notes are called.

•	The first review date, and therefore the earliest call date, is August 13, 2009.

•	Senior unsecured obligations of Barclays Bank PLC maturing March 1, 2011†.

•	Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about February 13, 2009 and are expected to issue on or about February 19, 2009.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Automatic Call:	On any review date, if the Index closing level is greater than or equal to the applicable call level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable review date and call premium.

Call Levels:	First review date Second review date Third review date Final review date	80% of the initial level 90% of the initial level 100% of the initial level 100% of the initial level

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•     at least 5.85%* x $1,000 if called on the first review date

•     at least 11.70%* x $1,000 if called on the second review date

•     at least 17.55%* x $1,000 if called on the third review date

•     at least 23.40%* x $1,000 if called on the final review date

*  The actual percentage applicable to the first, second, third and final review dates will be determined on the pricing date but will not be less than 5.85%, 11.70%, 17.55% and 23.40%, respectively.

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the final level has declined by up to 10% from the initial level, you will receive the principal amount of your Notes at maturity. If the final level declines by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

Assuming the Notes are not called, you will lose some or all of your investment at maturity if the index return reflects a decline of more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the Index closing level on the pricing date.

Final Level:	The Index closing level on the final review date.

Review Dates:	August 13, 2009†(first review date), February 26, 2010†(second review date), August 26, 2010† (third review date) and February 24, 2011† (final review date)

Maturity Date:	March 1, 2011†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738QN87 and US06738QN875

†	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” and “Certain Features of the Notes—Autocallable Notes” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers, of approximately [—]%, is [—]%. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 and the index supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

•	Index supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the Index as shown under the column “Index Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical initial level of 869.89, which results in a call level of 695.91 for the first review date, of 782.90 for the second review date and of 869.89 for the third and final review dates. The table assumes that the percentages used to calculate the call price applicable to the first, second, third and final review dates are 5.85%, 11.70%, 17.55% and 23.40%, respectively, regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

FWP–2

Level of Index at Review Date	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
1,739.78	100.00%	5.85%	11.70%	17.55%	23.40%
1,652.79	90.00%	5.85%	11.70%	17.55%	23.40%
1,565.80	80.00%	5.85%	11.70%	17.55%	23.40%
1,478.81	70.00%	5.85%	11.70%	17.55%	23.40%
1,391.82	60.00%	5.85%	11.70%	17.55%	23.40%
1,304.84	50.00%	5.85%	11.70%	17.55%	23.40%
1,217.85	40.00%	5.85%	11.70%	17.55%	23.40%
1,130.86	30.00%	5.85%	11.70%	17.55%	23.40%
1,043.87	20.00%	5.85%	11.70%	17.55%	23.40%
956.88	10.00%	5.85%	11.70%	17.55%	23.40%
913.38	5.00%	5.85%	11.70%	17.55%	23.40%
869.89	0.00%	5.85%	11.70%	17.55%	23.40%
852.49	-2.00%	5.85%	11.70%	N/A	0.00%
826.40	-5.00%	5.85%	11.70%	N/A	0.00%
782.90	-10.00%	5.85%	11.70%	N/A	0.00%
695.91	-20.00%	5.85%	N/A	N/A	-11.11%
608.92	-30.00%	N/A	N/A	N/A	-22.22%
521.93	-40.00%	N/A	N/A	N/A	-33.33%
434.95	-50.00%	N/A	N/A	N/A	-44.44%
347.96	-60.00%	N/A	N/A	N/A	-55.56%
260.97	-70.00%	N/A	N/A	N/A	-66.67%
173.98	-80.00%	N/A	N/A	N/A	-77.78%
86.99	-90.00%	N/A	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the initial level of 869.89 to an Index closing level of 913.38 on the first review date.

Because the Index closing level on the first review date of 913.38 is greater than the call level of 695.91, the Notes are automatically called, and the investor receives a single payment of $1,058.50 per $1,000 principal amount Note.

Example 2: The level of the Index decreases from the initial level of 869.89 to an Index closing level of 608.92 on the first review date, 695.91 on the second review date, 826.40 on the third review date and 852.49 on the final review date.

Because (a) the Index closing level on the first review date of 608.92 is less than the corresponding call level of 695.91, (b) the Index closing level on the second review date of 695.91 is less than the corresponding call level of 782.90, (c) the Index closing level on each of the other review dates (826.40 and 852.49) is less than the corresponding call level of 869.89 and (d) the final level has not declined by more than 10% from the initial level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index decreases from the initial level of 869.89 to an Index closing level of 608.92 on the first review date, 695.91 on the second review date, 782.90 on the third review date and 608.92 on the final review date.

Because (a) the Index closing level on the first review date of 608.92 is less than the corresponding call level of 695.91,(b) the Index closing level on the second review date of 695.91 is less than the corresponding call level of 782.90, (c) the Index closing level on each of the other review dates (782.90 and 608.92) is less than the corresponding call level of 869.89 and (c) the final level is more than 10% below the initial level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

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Appreciation Potential—If the Index closing level is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) at least 5.85%* x $1,000 if called on the first review date; (ii) at least 11.70%* x $1,000 if called on the second review date; (iii) at least 17.55%* x $1,000 if called on the third review date; or (iv) at least 23.40%* x $1,000 if called on the final review date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

*	The actual percentage applicable to the review dates above will be determined on the pricing date but will not be less than 5.85%, 11.70%, 17.55% and 23.40%, respectively.

FWP–3

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Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over two years, the Notes will be called before maturity if the Index closing level is at or above the applicable call level on a review date and you will be entitled to the applicable premium payment set forth on the cover of this free writing prospectus.

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Limited Protection Against Loss—If the Notes are not called and the final level declines by no more than 10% as compared to the initial level, you will be entitled to receive the full principal amount of your Notes at maturity. If the final level declines by more than 10%, for every 1% that the Index has declined below 10% you will lose an amount equal to 1.1111% of the principal amount of your Notes.

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Potential for Early Exit and 5.85% Return on First Review Date or 11.70% Return on the Second Review Date, Even If the Index Return is Negative on the First or Second Review Dates—The call levels are set at 80% and 90% of the initial level for the first and second review dates, respectively. Accordingly, you will receive a payment of $1,058.50 per $1,000 principal amount Note after the first review date, even if the Index closing level on the first review date reflects a decline of up to 20% from its respective initial level. If the Notes are not called on the first review date but there is a decline in the Index of up to 10% of its initial level on the second review date, you will receive a payment of $1,117.00 per $1,000 principal amount Note.

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Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Equity Indices— S&P 500® Index” in the index supplement.

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Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, call or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long-term capital gain or loss if you have held your Notes for more than one year. If your Notes are called on the first review date, such gain or loss would be short-term capital gain or loss because your holding period in the Notes on that date would not exceed one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement.

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Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final level declines by more than 10% compared to the initial level, you will lose 1.1111% of your principal amount for every 1% decline in the final level compared to the initial level beyond the 10% buffer percentage.

FWP–4

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Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium applicable for a review date, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the Notes could be higher than on the review dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

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No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes— The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until call or maturity and whether all or part of the gain you may recognize upon sale, call or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 5, 2002 through February 9, 2009. The Index closing level on February 9, 2009 was 869.89.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the review dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $15.00 per $1,000 principal amount Note.

FWP–6